Exhibit 99.1

FOR IMMEDIATE RELEASE:

St. John’s, NL and Novi, Michigan (September 26, 2016):

Fortis Inc. and GIC Acquisition of ITC Holdings Corp.

Authorized by the Federal Energy Regulatory Commission

Fortis Inc. (“Fortis” or “the Corporation”) (TSX:FTS), ITC Holdings Corp. (“ITC”) (NYSE:ITC) and GIC Private Limited (“GIC”) today announced that the Federal Energy Regulatory Commission (“FERC”) has authorized the acquisition of ITC by Fortis and a subsidiary of GIC.

“This ruling from FERC is a key milestone toward finalizing the transaction,” said Barry Perry, President and Chief Executive Officer of Fortis.  “We appreciate the FERC’s conclusion that the transaction is consistent with the public interest.”

“In keeping with Fortis’ operating model, ITC will remain a standalone transmission company, led by their strong, experienced management team and employees.  At the same time we remain committed to meeting the energy needs of our existing and future customers and communities,” added Mr. Perry.

“We are pleased with FERC’s ruling and will continue to work through the regulatory approval process at the State level,” said Joseph L. Welch, Chairman, President and Chief Executive Officer of ITC.  “ITC will continue to maintain local control and remain focused on providing the same standards of operational excellence and reliability.”

“The endorsement from both Fortis and ITC shareholders, State approvals received to date, and the FERC authorization, supports our confidence that this transaction will close by year end,” concluded Mr. Perry.

Fortis and ITC shareholders approved the acquisition at shareholder meetings held on May 5 and June 22, 2016, respectively.  Approval required from the Committee on Foreign Investment in the United States was received on July 8, 2016, and the post-filing waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired August 10, 2016.  Approvals from the Oklahoma Corporation Commission, the Illinois Commerce Commission and the Missouri Public Service Commission were received on August 16, 2016, August 24, 2016 and September 14, 2016, respectively.  The Public Service Commission of Wisconsin voted on September 22, 2016 to approve the acquisition, subject to conditions to be confirmed in an official Commission Order to follow.  All applicable consents related to the transfer of control of licenses were received from the Federal Communications Commission as of September 21, 2016. The closing of the transaction remains subject to receipt of regulatory authorizations from the state of Kansas.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$29 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation’s asset mix is approximately 94% regulated (69% electric, 25% gas), with the remaining 6% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS.  Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About ITC:

ITC is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, allow new generating resources to interconnect to its transmission systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 circuit miles of transmission line. ITC’s grid development focus includes growth through regulated infrastructure investment as well as domestic and international expansion through merchant and other commercial development opportunities. Additional information can be accessed at www.itc-holdings.com or www.sec.gov.

About GIC

GIC is a leading global investment firm with well over US$100 billion in assets under management. Established in 1981 to secure the financial future of Singapore, the firm manages Singapore’s foreign reserves. With its disciplined long-term value approach, GIC is uniquely positioned to invest in both the public and private markets, including equities, fixed income, real estate, private equity and infrastructure. In infrastructure, GIC’s primary strategy is to invest directly in operating infrastructure assets with a high degree of cash flow visibility and which provide a hedge against inflation. These include mature, low to moderate-risk assets in developed markets, complemented by investments with higher growth potential in emerging markets. GIC employs over 1,300 people across offices in Singapore, Beijing, London, Mumbai, New York, San Francisco, Sao Paulo, Seoul, Shanghai, and Tokyo. For more information, please visit www.gic.com.sg.

Fortis and ITC include forward-looking statements in this press release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this press release reflect expectations of Fortis and/or ITC management regarding future growth, results of operations, performance, business prospects and opportunities.  Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: statements related to the acquisition of ITC, the expected timing, and conditions precedent to the closing of the acquisition, including remaining regulatory approvals, and the expectation that ITC will operate as a standalone company under the ownership structure of Fortis following the acquisition.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to the ability to obtain the remaining regulatory approvals in connection with the acquisition and the timing and terms thereof, risks relating to failure to complete the acquisition and the timing thereof and the risk that conditions to the acquisition may not be satisfied, and risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders. Fortis and ITC caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis or ITC with Canadian securities regulatory authorities and the Securities and Exchange Commission.  Fortis and ITC disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Fortis filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 including a proxy statement of ITC and a prospectus of Fortis, and other documents in connection with the acquisition by Fortis of ITC, which was declared effective by the SEC on May 16, 2016. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other document that Fortis and/or ITC has filed or may file with the SEC in connection with the acquisition. INVESTORS AND SECURITY HOLDERS OF FORTIS AND ITC ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The registration statement and proxy statement/prospectus containing the definitive proxy statement/prospectus and other documents filed by Fortis and/or ITC with the SEC are available free of charge at the SEC’s website at www.sec.gov, on Fortis’ website at www.fortisinc.com or by contacting Fortis’ Investor Relations department. Copies of the document filed with the SEC by ITC can also be obtained free of charge from ITC upon written request to ITC at ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Fortis Inc.

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

ITC Holdings Corp.

Investor Inquiries:

Ms. Stephanie Amaimo
Director, Investor Relations
ITC Holdings Corp.
248.946.3572

Media Inquiries:

Mr. Whit Clay
Managing Director
Sloane & Company
212.446.1864

GIC

Ms. Mah Lay Choon

Senior Vice President, GIC

Tel: +65 6889.6841

maylaychoon@gic.com.sg

Ms. Wendy Wong

Senior Vice President, GIC

Tel: +65 6889.6928

wendywong@gic.com.sg